File: 082-04144

06014004

May 29th, 2006

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

SEC MAIL PROCESSING
RECEIVED
MAY 31 2006
WASH, D.C.
185

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, that our Board of Directors, in the meeting held on 25.05.2006, elected the Board Members Mr. S. Kamil Yazıcı as the Chairman and Mr. İzzet Özilhan as the Vice Chairman of the Board of Directors; Mr. Rasih Engin Akçakoca as the Chairman and Mr. İbrahim Yazıcı as the member of the Audit Committee; Mr. Ali Zülfü Tigrel as the Chairman and Mr. Ali Şanal as the member of the Corporate Governance Committee by unanimous decision of the participants.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
JUN 02 2006
THOMSON
FINANCIAL

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